# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DallasNews Corp, CIK 0001413898
CUSIP: 235050200
Title of class of securities: Series B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1954 Commerce Street, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 07/09/2025
Filed by CIK 0000903649
Persons authorized to receive notices and communications: Robert W. Decherd, P.O. Box 224866, Dallas, Texas (TX), 75222-4866, (214) 977-8200

## Reporting persons
- Robert W. Decherd (CIK 0000903649): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 589,448; shared voting power 1,157; sole dispositive power 589,448; shared dispositive power 1,157; aggregate amount beneficially owned 590,605 (96.2% of the class); the aggregate amount excludes certain shares
  Comment: This Schedule 13D amendment relates to the following classes of securities: Series A Common Stock, Par Value $0.01 per share and Series B Common Stock, Par Value $0.01 per share. The cover page of this Schedule 13D filing relates to the Series B Common Stock.
  
  In addition, Mr. Decherd beneficially owns 78,165 shares of Series A Common Stock, which represents approximately 1.6% of the outstanding shares of Series A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Series B Common Stock, par value $0.01 per share
Name of issuer: DallasNews Corp
Address of issuer's principal executive offices: 1954 Commerce Street, Dallas, Texas (TX), 75201

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and restated in its entirety as follows:

On July 9, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Hearst Media West, LLC, a Delaware limited liability company ("Parent"), Destiny Merger Sub, Inc., a Texas corporation and wholly owned subsidiary of Parent ("Merger Sub"), the Issuer, and, solely with the guaranty included therein, Hearst Communications, Inc., providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"). The description of the Merger Agreement contained herein is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2025 (the "Form 8-K"), which Form 8-K is incorporated herein by reference.

As described in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares held by the Issuer, Parent, Merger Sub, or any of their respective wholly-owned subsidiaries and shares owned by stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their statutory rights of appraisal) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $14.00.

On July 9, 2025, in connection with entry into the Merger Agreement, Robert W. Decherd and other affiliated shareholders (collectively, the "Voting Signatories") entered into a Voting Agreement (the "Voting Agreement") with Parent, pursuant to which the Voting Signatories agreed, among other things, to vote their shares of Common Stock in favor of the approval of the Merger Agreement, the transactions contemplated therein including the Merger, and all agreements related to such transactions and against any other action, agreement or proposal that would reasonably be expected to prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions including the Merger. The Voting Agreement also includes certain restrictions on transfer of shares of Common Stock by the Voting Signatories. The Voting Agreement also restricts 60 shares of Series B Common Stock owned individually by Mr. Decherd's spouse, Maureen Decherd, as to which Mr. Decherd disclaims beneficial ownership.

The Voting Agreement will automatically terminate on the earlier of (a) the Merger being effectuated, (b) with respect to the Voting Signatories, the date of any material modification or amendment of the Merger Agreement as in effect on the date of the Voting Agreement, or any material written waiver of the Issuer's rights under the Merger Agreement as in effect on the date of the Voting Agreement that was made in connection with a request from Parent, that adversely affects the value of the consideration payable to the Voting Signatories, causes such consideration to include any property other than cash, or adds new conditions or modifies any existing conditions to the consummation of the Merger that materially adversely affects the Voting Signatories or the Merger, effected without the prior written consent of the Voting Signatories, (c) the written agreement of Parent and the Voting Singatories to terminate this Agreement, (d) the valid termination of the Merger Agreement in accordance with its terms, (e) receipt by the Issuer of the shareholder approval of the Merger Agreement, (f) a change in the recommendation of the Issuer's Board of Directors with respect to the Merger Agreement, and (g) an uncured material breach of the Voting Agreement by Parent.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.1 to the Form 8-K and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

As of the date of filing of this Amendment, Mr. Decherd beneficially owns an aggregate of 590,605 shares of Series B Common Stock, representing approximately 96.2% of the shares of Series B Common Stock outstanding. This includes (i) 514,376 shares of Series B Common Stock held by Mr. Decherd directly, (ii) 75,072 shares of Series B Common Stock held by the The Decherd Foundation (the "Foundation"), a charitable foundation established by Mr. Decherd and his spouse and for which Mr. Decherd serves as Chairman and director, and (iii) 1,157 shares of Series B Common Stock owned jointly by Mr. Decherd and his spouse. This number does not include 60 shares of Series B Comm on Stock owned by Mr. Decherd's spouse, as to which Mr. Decherd disclaims beneficial ownership. Mr. Decherd also owns 78,165 shares of Series A Common Stock, representing approximately 1.6% of the shares of Series A Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated in its entirety as follows:

As of the date of filing of this Amendment, Mr. Decherd has (i) the sole power to vote and sole dispositive power over 589,448 shares of Series B Common Stock (including 75,072 shares of Series B Common Stock held by the Foundation) and 78,165 shares of Series A Common Stock, and (ii) the shared power to vote and shared dispositive power over 1,157 shares of Series B Common Stock held jointly by Mr. Decherd and his spouse.
Transactions in the class effected during the past sixty days: Item 5(c) is amended and restated in its entirety as follows: Mr. Decherd has not effected any other transaction involving shares of Series A Common Stock or Series B Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is amended and restated in its entirety as follows:

The Foundation has the right to receive dividends from, and sales proceeds of, the 75,072 shares of Series B Common Stock reported as beneficially owned by Mr. Decherd as Chairman and director of the Foundation. Mr. Decherd's spouse has the right to receive and the power to direct the receipt of dividends from, and sales proceeds of, the 1,157 shares of Series B Common Stock owned jointly by Mr. Decherd and his spouse. Other than as reported in this Item 5(d), no person other than Mr. Decherd has the right to receive or the power to direct the receipt of dividends from, and sales proceeds of, the shares of Series A Common Stock or Series B Common Stock set forth above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is amended and restated in its entirety as follows: Not applicable.

## Signatures
- Robert W. Decherd: /s/ Robert W. Decherd, Robert W. Decherd (07/10/2025)